# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fluent, Inc., CIK 0001460329
CUSIP: 34380C201
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 300 VESEY STREET, 300 VESEY STREET, NEW YORK, New York (NY), 10282
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0001193125-16-488307
Filed by CIK 0001660850
Persons authorized to receive notices and communications: Daniel J. Barsky, Esq., 300 Vesey Street, 9th Floor, New York, New York (NY), 10282, (646) 669-7272

## Reporting persons
- Schulke Ryan (CIK 0001660850): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,934,295; shared voting power 0; sole dispositive power 4,600,961; shared dispositive power 333,334; aggregate amount beneficially owned 4,934,295 (21.1% of the class)
  Comment: (1) Sole Voting Power: The Reporting Person's shares include (i) 2,827,831 shares held directly, (ii) 103,027 shares held by The Schulke Inn Family Foundation Trust, (iii) 20,208 shares held by The Ryan Schulke 2020 GRAT, (iv) 149,690 shares held by The Ryan Schulke 2022 GRAT, (v) 333,334 shares held by RSMC Partners, LLC, (vi) 459,082 shares of common stock (the "Conversion Shares") issuable upon conversion of a convertible subordinated promissory note (the "Note") issued on August 19, 2024, (vii) 551,977 shares of common stock issuable upon exercise of a pre-funded warrant issued to the Reporting Person and (viii) 489,146 shares of common stock issuable upon exercise of pre-funded warrants issued to The Schulke Inn Family Foundation Trust. Does not include (a) 91,667 restricted stock units ("RSUs") that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.
  
  (2) Shared Voting Power: The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma Investments Trust ("Frost Gamma") by virtue of a Stockholders' Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person's nominees for the Issuer's board of directors. The Reporting Person's shared voting power does not reflect the Reporting Person's interest in these shares. If the Reporting Person were deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma, the Reporting Person would have shared voting control over 6,787,063 shares which includes (i) 5,747,010 shares held by Frost Gamma, (ii) 8,334 shares held by Dr. Phillip Frost, (iii) 122,422 shares of common stock (the "Frost Conversion Shares") issuable upon conversion of a convertible subordinated promissory note (the "Frost Note") issued to Frost Gamma on August 19, 2024 and (iv) 909,297 shares of common stock (the "Frost Warrant Shares") issuable upon exercise of a warrant (the "Frost Warrant") issued to Frost Gamma on May 19, 2025.
  
  (3) Sole Dispositive Power: The Reporting Person's shares include (i) 2,827,831 shares held directly, (ii) 103,027 shares held by The Schulke Inn Family Foundation Trust, (iii) 20,208 shares held by The Ryan Schulke 2020 GRAT, (iv) 149,690 shares held by The Ryan Schulke 2022 GRAT, (v) 459,082 Conversion Shares issuable upon conversion of the Note, (vi) 551,977 shares of common stock issuable upon exercise of a pre-funded warrant issued to the Reporting Person and (vii) 489,146 shares of common stock issuable upon exercise of pre-funded warrants issued to The Schulke Inn Family Foundation Trust. Does not include (a) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.
  
  (4) Shared Dispositive Power: Represents 333,334 shares held by RSMC Partners, LLC.
  
  (5) Aggregate Amount Beneficially Owned: The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma by virtue of a Stockholders' Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person's nominees for the Issuer's board of directors. The Reporting Person's aggregate amount beneficially owned does not reflect the Reporting Person's interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 11,271,358 shares, or 48.1% of the Issuer's outstanding common shares. The shares owned by Dr. Phillip Frost and Frost Gamma include (i) 5,747,010 shares held by Frost Gamma, (ii) 8,334 shares held by Dr. Phillip Frost, (iii) 122,422 Frost Conversion Shares issuable upon conversion of the Frost Note and (iv) 909,297 Frost Warrant Shares issuable upon exercise of the Frost Warrant.
  
  (6) The number of Conversion Shares and Frost Conversion Shares issuable upon conversion of the Note and Frost Note (collectively, the "Notes"), respectively, is based upon the consolidated closing price of the Issuer's common stock as of June 18, 2025 and is subject to change as set forth herein. Specifically, the Notes are convertible into shares of the Issuer's common stock at the Conversion Price. "Conversion Price" means an amount equal to the lesser of (i) $3.01, subject to adjustment pursuant to the terms of the Notes and (ii) the greater of (A) the consolidated closing bid price of the Issuer's common stock as reported on The Nasdaq Capital Market or such other principal market or exchange on which the common stock is then traded (the "Principal Market") on the applicable conversion date or, if such date is not a Trading Day, then on the Trading Date that is immediately prior to the applicable conversion date and (B) $1.00, subject to adjustment pursuant to the terms of the Notes. "Trading Day" means any day during which the Principal Market is open for trading.
  
  (7) The Reporting Person is a member of RSMC Partners, LLC, Co-Trustee of The Schulke Inn Family Foundation Trust and Trustee of The Ryan Schulke 2020 GRAT and The Ryan Schulke 2022 GRAT.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0005 per share
Name of issuer: Fluent, Inc.
Address of issuer's principal executive offices: 300 VESEY STREET, 300 VESEY STREET, NEW YORK, New York (NY), 10282

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

The Pre-Funded Warrants (as defined herein) was purchased with the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

On December 2, 2024, The Schulke Inn Family Foundation Trust acquired a pre-funded warrant (the "December Pre-Funded Warrant") to purchase up to 259,156 shares of the Issuer's common stock. On March 19, 2025, the Reporting Person acquired the following pre-funded warrants (the "March Pre-Funded Warrants" and together with the December Pre-Funded Warrant, the "Pre-Funded Warrants"): (i) March Pre-Funded Warrants to purchase up to 551,977 shares of the Issuer's common stock issued to the Reporting Person and (ii) March Pre-Funded Warrants to purchase up to 229,990 shares of the Issuer's common stock issued to The Schulke Inn Family Foundation Trust of which the Reporting Person is a Co-Trustee.

The exercise of the Pre-Funded Warrants was subject to stockholder approval and the Issuer was obligated to use its reasonable best efforts to obtain stockholder approval of the exercise of the Pre-Funded Warrants in accordance with the rules of the Nasdaq Stock Market at the next annual meeting of the Issuer's stockholders which was held on June 18, 2025 (the "2025 Annual Meeting"). At the 2025 Annual Meeting, the stockholders of the Issuer approved the issuance of the Pre-Funded Warrants and shares of the Issuer's common stock issuable upon exercise thereof. The Pre-Funded Warrants are exercisable at $0.0005 per share and will terminate when exercised in full.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 4,934,295 shares of common stock of the Issuer, representing 21.1% of the Issuer's common stock based on 21,853,756 shares of the Issuer's common stock outstanding as of June 18, 2025. The foregoing includes include (i) 2,827,831 shares held directly, (ii) 103,027 shares held by The Schulke Inn Family Foundation Trust, (iii) 20,208 shares held by The Ryan Schulke 2020 GRAT, (iv) 149,690 shares held by The Ryan Schulke 2022 GRAT, (v) 333,334 shares held by RSMC Partners, LLC, (vi) 459,082 Conversion Shares issuable upon conversion of the Note, (vii) 551,977 shares of common stock issuable upon exercise of a pre-funded warrant issued to the Reporting Person and (viii) 489,146 shares of common stock issuable upon exercise of pre-funded warrants issued to The Schulke Inn Family Foundation Trust. Does not include (a) 91,667 restricted stock units ("RSUs") that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery. The number of Conversion Shares is based upon the consolidated closing price of the Issuer's common stock as of June 18, 2025 and is subject to change as described on page 3. The foregoing excludes (a) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery. The Reporting Person is a member of RSMC Partners, LLC, Co-Trustee of The Schulke Inn Family Foundation Trust and Trustee of The Ryan Schulke 2020 GRAT and The Ryan Schulke 2022 GRAT.

The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma by virtue of a Stockholders' Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person's nominees for the Issuer's board of directors. The Reporting Person's beneficial ownership does not reflect the Reporting Person's interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 11,271,358 shares, or 48.1% of the Issuer's outstanding common shares. The shares owned by Dr. Phillip Frost and Frost Gamma include (i) 5,747,010 shares held by Frost Gamma, (ii) 8,334 shares held by Dr. Phillip Frost, (iii) 122,422 Frost Conversion Shares issuable upon conversion of the Frost Note and (iv) 909,297 Frost Warrant Shares issuable upon exercise of the Frost Warrant. The number of Frost Conversion Shares is based upon the consolidated closing price of the Issuer's common stock as of June 18, 2025 and is subject to change as described on page 3.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person is deemed to have sole power to vote or direct the vote of 4,934,295 shares of the Issuer's common, sole power to dispose or to direct the disposition of 4,600,961 shares of the Issuer's common stock, shared power vote or direct the vote of 0 shares of the Issuer's common stock and shared power to dispose or to direct the disposition of 333,334 shares of the Issuer's common stock.

The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma by virtue of a Stockholders' Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person's nominees for the Issuer's board of directors. The Reporting Person's shared voting power does not reflect the Reporting Person's interest in these shares. If the Reporting Person were deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma, the Reporting Person would have shared voting control over 6,787,063 shares which includes (i) 5,747,010 shares held by Frost Gamma, (ii) 8,334 shares held by Dr. Phillip Frost, (iii) 122,422 Frost Conversion Shares issuable upon conversion of the Frost Note and (iv) 909,297 Frost Warrant Shares issuable upon exercise of the Frost Warrant.
Transactions in the class effected during the past sixty days: Other than the acquisition by the Reporting Person of an aggregate of 1,041,123 Pre-Funded Warrants to purchase shares of the Issuer's common stock (551,977 issued to the Reporting Person and 489,146 issued to The Schulke Inn Family Foundation Trust of which the Reporting Person is Co-Trustee), the Reporting Person did not effect any transactions in the common stock of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Schulke Ryan: /s/ Ryan Schulke, Ryan Schulke (06/20/2025)